Belpointe Asset Management, LLC

Code of Ethics

Version 1/31/2017

Table of Contents

I. Introduction and Overview

In our efforts to ensure that Belpointe Asset Management, LLC ("Belpointe") develops and maintains a reputation of integrity and high ethical standards, it is essential not only that Belpointe and its Supervised Persons comply with applicable federal and state securities laws, but also that we maintain high standards of personal and professional conduct.

The Code of Ethics (the "Code") applies to all Supervised Persons. Supervised Persons must avoid activities, interests and relationships that might interfere with making decisions in the best interests of the clients.

Belpointe holds to the following principles:

We are fiduciaries. Our duty is at all times to place the interests of our clients first. Belpointe believes that its relationships with clients constitute the essence of its business. These relationships are predicated upon integrity, trust, and the maintenance of the client's confidence. To achieve these ends, Belpointe and its Supervised Persons commits to fairness and propriety in all its dealings, the avoidance and/or management of conflicts of interest, and timely, clear, and accurate communications.

II. Personal Securities Transactions

Updated: 07/29/2016

Access Persons are prohibited from using nonpublic information regarding portfolio holdings, model changes, or client transactions for their personal benefit. Specifically, Access Persons are prohibited from using advance knowledge to trade ahead of or otherwise benefit from such knowledge

Reportable Securities

Supervised Persons must submit holdings and transaction for "reportable securities" in which the person has, or acquires, any direct or indirect beneficial ownership. A Supervised Person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the access person's household. Affiliated mutual and hedge funds are reportable securities.

Rule 204A-1 treats all securities as reportable securities, with five exceptions designed to exclude securities that appear to present little opportunity for the type of improper trading that the access person reports are designed to uncover:
- Direct obligations of the Government of the United States.
- Money market instruments — bankers' acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments.
- Money market funds.
- Mutual funds (closed end funds and exchange traded funds are not exempt and considered reportable),
- Unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

Holdings Reports

Belpointe requires a complete report of each Access Person's securities holdings.

Content of Report - Each holdings report must contain, at a minimum: (A) The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership; (B) The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person's direct or indirect benefit; and (C) The date the access person submits the report.

Timing of Report - Access Persons must each submit a holdings report: (A) No later than 10 days after the person becomes an access person, and the information must be current as of a date no more than 45 days prior to the date the person becomes an access person. (B) Annually in the month of January with a report date of December 31st and the information must be current as of a date no more than 45 days prior to the date the report was submitted.

Method of Report - All securities holdings must be reported through Orion Advisor Services' portfolio accounting system.

Transaction Reports

Belpointe requires a complete report of each Access Person's securities transactions.

Content of Report - Each transaction report must contain the following information about each transaction involving a reportable security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership: (A) The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved; (B) The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (C) The price of the security at which the transaction was effected; (D) The name of the broker, dealer or bank with or through which the transaction was effected; and (E) The date the access person submits the report.

Timing of Report - Each access person must submit a transaction report no later than 30 days after the end of each calendar quarter, which report must cover, all transactions during the quarter.

Method of Report - All securities transactions must be reported through Orion Advisor Services' portfolio accounting system.

Exceptions From Reporting Requirements

Rule 204A-1 permits three exceptions to personal securities reporting. No reports are required:

- with respect to securities held in accounts over which the access person had no direct or indirect influence or control;
- with respect to transactions effected pursuant to an automatic investment plan;
- If a transaction report if the report would duplicate information contained in broker trade confirmations or account statements that you hold in your records so long as you receive the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

Pre-approval of certain securities

Any purchase of securities by Access Persons in an initial public offering and limited offerings is prohibited. Investments in such offerings must be pre-approved by the CCO. If authorization is given, the Compliance Officer must maintain a record of the reasons for such authorization.

Investment Company Clients (Effective 1/1/2018)

Notwithstanding the foregoing, trading in any Investment Companies ("Restricted Mutual Fund") advised or sub-advised by providing ongoing and continuous advice by Belpointe are subject to the following provisions:

- Each Access Person must receive preclearance for all purchases and sales of shares of any Restricted Mutual Fund when purchasing for their personal accounts.
- No Access Person may purchase and sell shares, for their personal accounts, of the same Restricted Mutual Fund within a 30 calendar day period without the prior written approval of the Chief Compliance Officer. The Chief Compliance Officer, however, may only grant an approval in the case where (1) either the failure to grant a waiver could cause financial hardship to the Access Person or one side of the transaction is part of a standing instruction for periodic transactions, and (2) granting a waiver does not negatively affect any advisory clients, including the Restricted Mutual Fund involved.
- Restricted Mutual Funds are listed on the firm's Restricted Securities List

Restricted Securities List

The firm will maintain a "Restricted Securities List". The Restricted List identifies those securities which Belpointe and/or its Access Persons may not trade (or trade only with pre-approval) due to some restriction under the securities laws whereby Belpointe and/or its Access Persons may be deemed to possess material non-public information, the risk of market manipulation is present, or because of the existence of a conflict of interest. Securities may be restricted for purchase or sale in access persons accounts and/or client accounts. The list of restricted securities can be viewed here: Click here to view

Prohibited Securities Transactions

The following securities transactions are prohibited and will not be authorized under any circumstances:

- Inside Information. Any transaction in a security while in possession of material nonpublic information regarding the security or the issuer of the security.
- Market Manipulation. Transactions intended to raise, lower, or maintain the price of any security or to create a false appearance of active trading.
- Others. Any other transactions deemed by the Chief Compliance Officer (or a designee) to involve a conflict of interest, possible diversions of a corporate opportunity, or an appearance of impropriety.

III. Compliance with this Code of Ethics

Chief Compliance Officer Review

The Chief Compliance Officer is responsible for investigating any suspected violation of the Code. Any violation of the Code by a Supervised Person must be reported on a timely basis.

Notification

Supervised Persons shall be provided a copy of the Code as well as any amendments to the Code.

Exceptions to the Code

Although exceptions to the Code may rarely, if ever, be granted, the Chief Compliance Officer may grant exceptions to the requirements of the Code on a case by case basis. All such exceptions must be in writing.

Inquiries Regarding the Code

Direct any questions about the Code or any other compliance-related matters to the Chief Compliance Officer at CCO@belpointeasset.com

Code of Ethics Certification

Each current Supervised Person and each newly-hired Supervised Person shall certify that he or she has received, read and understands the Code in writing. In addition, when Belpointe issues any amendments to the Code, it will required Supervised persons to re-certify that they have read and understand the Code.

IV. Attestation and Electronic Signature

- [Click here to attest via electronically signature](#)